RBC **RosBusinessConsulting**

[redacted]

05011780

Securities and Exchange Commission
File No: 82-34864

30.09.2005

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. Press release "RBC gets into Russia's top 10 companies in the S&P transparency survey"
2. Press release "RBC reports 35% sales growth in the first half of 2005"
3. Annual Report 2004 and accompanying IFRS Financial Statements

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC

RBC reports 35% sales growth in the first half of 2005

Business highlights

- *RBC's first-half revenue rises 35% due to dynamic performances by all divisions*
- *Consolidated EBITDA increased 29% to 13.0m from $10.1m for the previous year*
- *Strong expansion of RBC TV's audience underpins 57% revenue growth from television advertising*
- *RBC reiterates its 2005 outlook, which may be reconsidered based on three-quarter performance, assuming the current favorable market backdrop remains in place.*

Revenue for the 1st half of 2005

$'000	*1st half 2005*[1]	*1st half 2004*[1]	*% Growth*	*Forecast 2005*[2]
Media services	20 500	16 400	25%	42 500
RBC TV	11 000	7 000	57%	25 000
IT Services	14 000	10 300	36%	30 500
Total revenue	**45 500**	**33 700**	**35%**	**98 000**

Moscow, September 26, 2005 – Commenting on the preliminary results of RBC Information Systems (**RTS, MICEX: RBCI**) for the 1st half of 2005, RBC Chairman and CEO German Kaplun said, "I am delighted to report that RBC continued to grow at a high pace. The management of the company is pleased with the performance of all of our business units and convinced that we will achieve our financial targets set for the whole year, considering that the second half of the year is usually more exciting than the first one in the Russian IT and media industries. "

Revenue. In the first six months of 2005, the total revenue increased 35% from $33.7m in 2004 to $45.5m in the reported period due to the booming domestic demand for advertising and software programming services provided by the company. A combination of broad product range, skilled sales force, the widely known brand and new marketing initiatives, underpinned by Russia's strong macroeconomics, continued to drive RBC's growth. Consolidated EBIDA increased 29% to 13.0m from $10.1m for to the previous year.

In the total 1H2005 revenue mix, 45% came from the underlying media business (online advertising, marketing communications, and information services), 24% was contributed by RBC TV, and 31% by the IT business (general and offshore programming, and system integration).

[1] Figures calculated on the basis of management accounts in accordance with IFRS (unaudited).
[2] Excluding potential acquisitions.

Media Services. The company's revenue from media services advanced 25% from $16.4m in the first half of 2004 to $20.5m in 2005. In the field of Internet advertising, the growth was fuelled by an accelerating performance on newly launched web properties, such as RBC Real Estate, and a 30% increase in advertising rates on RBC's online resources in April 2005. Sound user statistics of RBC's sites and the fact that the Internet is quickly gaining recognition as an efficient advertising platform in Russia allowed for the selling out of 90% of available advertising spots through the end of 2005. RBC is currently working on new Internet projects and is refurbishing its existing web sites in order to add new advertising areas.

In the area of information services, RBC has successfully established itself as a leading market research aggregator in Russia. The market research library, as well as the QuoteTotal information terminal and its new versions have proven to be very successful and currently drive sales in the information services branch.

RBC TV. The television station's revenue was up 54% from $7m in the first-half of 2004 to $11m in the corresponding period of 2005. The top-line advance reflects expanded coverage in Russia, an impressive viewership growth and quality programming that appeals to the target audience of the channel. As earlier forecasted, RBC TV reached the break even point at an operating level in April and is currently dynamically enhancing the number of clients and increasing the utilization rate of available advertising spots.

According to the latest report of the independent media researcher COMCON Media released at the beginning of summer, RBC TV's weekly audience rose 20.5%, from 3.094 million in October 2004 to 3.729 million people in June 2005. The channel's coverage in Russia (i.e. the number of viewers to whom RBC TV is technically available) reached 41.855 million. Therefore, the core audience of the channel amounted to 8.9% of the total coverage. RBC TV's monthly audience reached 4.839 million people (11.6% of the coverage). The daily audience (those who usually watch the channel every day) totaled 2.057 million viewers, or 4.9% of the total coverage. The research also testifies to the high social status, significant incomes and strong decision-making capacity of the channel's viewers, which is particularly attractive for many advertisers seeking to efficiently promote premium-class products and services in Russia.

IT Services. RBC's revenue from IT Services rose 36% from $10.3m in the first half of 2004 to $14.0 in 2005 due to an increased number and volume of IT contracts primarily with Russian firms and state agencies. The company also enhanced the implementation of its off-the-shelf products (business automation software for Russian leasing companies, a document workflow solution for legal firms and content management systems). Major new clients include the Federal Network Company of RAO UES of Russia, the Moscow Government, the Federal Tax Service, Mosgaz, United Metal Company, Ukrainian Mining and Metal Company, Rusal and Euroset.

Outlook for 2005 (excluding potential acquisitions)

Based on the half-year performance, RBC remains confident of achieving its key financial objectives for 2005. Total revenue is projected to reach at least $98.0m, consisting of $42.5m from the underlying media business, $25.0m from RBC TV, and $30.5m from IT services.

Consolidated EBITDA will be $29.4m, and consolidated net profit will rise to $22.0m in 2005, including $2.0m from RBC TV.

The company may reconsider its forecast for the full year 2005 while reporting the three-quarter results, provided that the current positive macroeconomic trends continue.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC gets into Russia's top 10 companies in the S&P transparency survey

Moscow, September 22, 2005 – Standard & Poor's has released the results of the 2005 Transparency and Disclosure (T&D) Survey of 67 Russian companies. OAO "RBC Information Systems" (**RTS, MICEX: RBCI**) was ranked the 8th with the combined disclosure rating of 69%.

For three years running, RBC has been included on List 1 of publicly traded companies with significant market capitalization and having liquid shares. Each time RBC has shown an improvement in its level of disclosure: in 2004 the company was 14th, and 15th in 2003.

Overall, Standard & Poor's Governance Services index of transparency among the largest Russian companies has increased to 50% from 46% in 2004.

The survey primarily analyses disclosure from an international investor's perspective. It incorporates all information included in annual reports, statutory filings, and Web-based disclosures. The checklist consists of 100 items relating to ownership structure and shareholder rights, financial and operational information, as well as Board and management structure and processes.

According to the survey, RBC's ownership structure and shareholder rights are 58-percent disclosed, financial and operational information – 73-percent, and Board and management structure and processes are 70-percent disclosed.

Commenting on the results of the survey at a presentation, Julia Kochetygova, S&P Corporate Governance Ratings Department Director, mentioned that the leading positions were occupied by companies with US-listed ADRs, because they were subject to disclosure standards set by of the US SEC. At the same time, some companies, for example North-West Telecom and RBC, demonstrate a quite high level of information transparency despite the fact they do not have to comply with the US SEC requirements.

The 2005 Transparency & Disclosure Survey was prepared by the Standard & Poor's Governance Services supported by the Moscow Interbank Currency Exchange (MICEX).

Investor contact: Natalia Makeeva
Tel.: 363 1111 ext. 1369, E-mail: ir@rbc.ru

Web: www.rbcinfosystems.ru